UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors (the “Board”) of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates. Unless otherwise indicated, references here to “$” are expressed in U.S. dollars.

Appointment of Chief Executive Officer

Effective October 23, 2024, the Company appointed current Board member Bo Hu (“Mr. Hu”) to the role of Chief Executive Officer (“CEO”). Mr. Hu and the Company entered into an employment agreement (the “Hu Employment Agreement”), dated October 23, 2024, regarding Mr. Hu’s service as the Company’s CEO. Mr. Hu will continue to serve on the Board.

Under the Hu Employment Agreement, Mr. Hu’s initial term of employment will continue for three years, after which the term will automatically renew for successive one year terms. Further, under the Hu Employment Agreement, Mr. Hu’s annual salary shall be $750,000 (“CEO Base Salary”). Mr. Hu will also receive a one-time relocation bonus and a monthly housing stipend. In addition to Mr. Hu’s CEO Base Salary, Mr. Hu is also eligible to receive certain equity-based incentive awards. The amount, terms, and form of the equity-based incentive awards will be determined by the Board or the compensation committee of the Board annually in its sole discretion. The Hu Employment Agreement also contains certain non-solicitation and non-disparagement provisions.

In connection with Mr. Hu’s appointment to CEO of the Company, on October 23, 2024, he was granted two awards of performance share units (each a “CEO PSU Award”) which become earned based on certain Company performance metrics (the “Performance Metrics”). The performance period for each CEO PSU Award is October 23, 2024 to October 23, 2029 (the “PSU Performance Period”). One of the CEO PSU Awards becomes earned based upon the Company’s share price during the last thirty days of the PSU Performance Period and the other CEO PSU Award becomes earned based upon the per-share value of the Company’s assets, less its liabilities, determined using the most recent independent third-party asset appraisal (which shall be no older than 30-days prior to the end of the PSU Performance Period). In addition to satisfaction of the Performance Metrics, neither CEO PSU Awards shall become earned unless certain Company financial goals are achieved.

The Board believes Mr. Hu’s deep experience in institutional real estate investments provides him with the requisite experience to serve as the CEO of the Company.

Appointment of President

Effective October 23, 2024, Chunhua Yu (“Mr. Yu”) transitioned out of the role of CEO and was appointed President of the Company. Mr. Yu and the Company entered into an employment agreement (the “Yu Employment Agreement”), dated October 23, 2024, regarding Mr. Yu’s service as the Company’s President. Mr. Yu will continue to serve on the Board.

Under the Yu Employment Agreement, Mr. Yu’s initial term of employment will continue for one year, after which the term will automatically renew for successive one year terms. Further, under the Yu Employment Agreement, Mr. Yu’s annual salary shall be $300,000 (“President Base Salary”). In addition to Mr. Yu’s President Base Salary, Mr. Yu is also eligible to receive certain equity-based incentive awards. The amount, terms, and form of the equity-based incentive awards will be determined by the Board or the compensation committee of the Board in its sole discretion. The Yu Employment Agreement also contains certain non-solicitation and non-disparagement provisions. Under the Yu Employment Agreement, in the event that the Company terminates Mr. Yu, the Company has agreed to pay Mr. Yu any amount of President Base Salary that has been accrued but not paid. The Company shall have no severance obligations to Mr. Yu under the Employment Agreement.

In connection with Mr. Yu’s transition to President of the Company, on October 23, 2024, he was granted an award of 400,000 restricted share units which will vest in four substantially equal installments on each of the first, second, third, and fourth anniversaries of the date of grant.

Addendum to Chief Executive Officer Employment Agreement

Prior to Mr. Yu’s appointment as President of the Company, the Company and Mr. Yu entered into a second addendum to Mr. Yu’s Amended & Restated Employment Agreement, dated as of January 28, 2024 (the “Second Addendum”), pursuant to which it was agreed that Mr. Yu’s Amended & Restated Employment Agreement would terminate as of February 29, 2024, after which Mr. Yu would continue on as CEO of the Company until such time as a successor was appointed. The Second Addendum further provided that for the period from January 1, 2024 through February 29, 2024, Mr. Yu was entitled to an equity award with a value of approximately $33,333 which vested in two equal installments on the last day of each month of the employment term, subject to Mr. Yu’s continued service as CEO through each such vesting date.

Compensation Plan

The Company’s Long Term Incentive Plan (the “LTIP”), effective as of May 11, 2022 (as amended on February 27, 2023), was adopted to provide a means by which the Company may attract, retain and motivate qualified persons as employees, directors and consultants, and other individual service providers. The LTIP was further amended and restated on October 23, 2024 to further increase the share reserve of 6,000,000 shares to 10,000,000 shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2024

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	President